General Amendment—TAI conversion and layering

Reference is made to the following agreements by and between RiverSource Life Insurance Co. of New York ("RiverSourceNY"), (formerly IDS Life Insurance Company of New York ("IDSLNY") ("Ceding Company") and [*] ("Reinsurer" or [*]):

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∙Treaty [*], dated [*], YRT Agreement originally between IDSLNY and [*] [*]

The undersigned parties hereby agree that all agreements listed above shall be and are hereby amended, and this General Amendment is part of and incorporated into each and every agreement above, as follows in order to accommodate the new reinsurance administration system in effect on or after [*]:

Section 1 Timing of Determination of Reinsurance Premiums:

The Ceding Company will calculate the amount of reinsurance premium due for any policy based on inforce data extracts from its policy administration systems pulled within eight business days of the end of the month.

Section 2 Former System Reference:

Any sentence with reference to the Quasar (R2) system is deleted.

Section 3 Noncontractual Increases:

This Section 3 applies to all noncontractual increases applicable to flexible premium policies (it is not applicable to scheduled premium policies).

If the amount of insurance is increased as a result of a noncontractual change, the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures. The policy's total risk amount will be reinsured under the applicable reinsurance agreement(s). Such increase shall be subject to new contestability and suicide periods.

When a noncontractual increase occurs in conjunction with an internal policy exchange or replacement in accordance with the Ceding Company's exchange or replacement guidelines, the increase will be treated as new business (notwithstanding that suicide and contestability periods for the noncontractual increase may be applied from the date of the replaced or exchanged policy for coverage up to the face amount of the replaced or exchanged policy in accordance with the Ceding Company's exchange guidelines). That portion of the new policy risk equal to the original policy risk (i.e., without respect to the increase) will be subject to contestability and suicide periods measured from the original policy issue date. That portion of the new policy risk in excess of the original policy risk (i.e. the increase portion) will be measured from the new policy issue date.

Prior to [*], for purposes of reinsurance premium and allowance determination, the original age and duration of the policy will be used for the total risk amount; however the underwriting class will be based on the most recent assessment and may differ from the underwriting classification in effect prior to the increase.

On or after [*], and applicable to all existing and future noncontractual increases, the following shall apply:

(a)If the noncontractual increase exceeds $25,000, such increase shall be considered a separate layer of coverage. For purposes of reinsurance premium and allowance determination, regardless of the effective date of the noncontractual increase, the issue age, underwriting assessment, amount, and duration of each separate layer of coverage will be used, that is, the reinsurance premium and allowance for each increase will be initially calculated using the issue age that is the current attained age of the insured and duration 1.

Throughout the applicable agreements listed above, if a policy has noncontractual increases that exceed $25,000, any and all references to duration, anniversary, risk amount, reinsurance premium, underwriting assessment, allowance, or issue age of a policy shall mean the duration, anniversary, risk amount, reinsurance premium, underwriting assessment, allowance, or issue age of each layer of coverage within the policy.

(b)If the noncontractual increase is $25,000 or less, the increase will be combined with the earliest layer of coverage (the "combined amount") and for purposes of reinsurance premium and allowance determination, the original age, underwriting class and duration of the policy will be used for the total risk amount of the combined amount. The combined amount will remain ceded to the treaty where the base policy was originally ceded.

For any noncontractual increase, the Reinsurer's approval is required if the original policy was reinsured on a facultative basis or if the new amount will cause the total amount on the life to exceed any limits on automatic cessions, such as the Automatic Binding Limits or the Jumbo Limits.

Reinsurance premiums, allowances and shares for noncontractual increases that occurred prior to [*] will be based on the rates, allowance tables and shares ceded to Reinsurer and inforce on [*]. Reinsurance premiums, allowances and shares for noncontractual increases that occur on or after [*] that are automatically ceded will be based on the following:

(a)if the noncontractual increase exceeds $25,000, the most recently negotiated reinsurance treaty rates, allowance tables and shares for new policies with the same policy form, whether or not the prior layer(s) are ceded to the Reinsurer,

(b)if the noncontractual increase is $25,000 or less, the rates, allowance tables and shares applicable to the layer of coverage to which the increase is combined,

subject to retention limits described in each applicable agreement listed above.

For facultative policies, it is understood that the Ceding Company may at its option retain an amount more or less than its normal retention for noncontractual increases that occur on or after [*], unless otherwise specified in the Reinsurer's facultative offer.

No changes will be made to past reinsurance premiums and allowances for coverage periods prior to [*].

For the purposes of determining reinsured risk amount, the policy value and death benefit, and hence the Net Amount at Risk, will be prorated to each layer by Specified Amount as defined in the policy.

Execution

Capitalized terms not otherwise defined herein have the meaning ascribed to them in the applicable agreement. Except as expressly amended above, all other terms of the applicable agreement shall remain unchanged and in full force and effect. This Amendment is effective [*] upon execution by both of the undersigned parties and is made in duplicate and executed below by authorized representatives of both parties.

RiverSource Life Insurance Co. of New York	[*]

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